Del Monte Pacific Limited
c/o 78 Shenton Way #26-01, Singapore 079120
Telephone No: (65) 324 6822 Facsimile No: (65) 221 9477

82-5068

02028274

02 MAR -5 AM 8:50

26 February 2002

By Courier

SEC No. 82-5068

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Avenue, N.W.
Washington, DC 20549

SUPPL

Re: *Del Monte Pacific Limited*
Submission Pursuant to Rule 12g 3-2 (b)
Under the Securities Exchange Act of 1934

Gentlemen:

We are submitting the following information on behalf of Del Monte Pacific Limited in order for it to continue to maintain current information for its qualification to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") available to foreign private issuers to Rule 12g3-2(b) under the Exchange Act.

We respectfully request that this submission be duly recorded. If you have any question regarding this filing, or require additional information, please contact the undersigned at the following numbers:

Trunk Line	:	(+632) 8107501
Direct Line	:	(+632) 8481660
Fax No.	:	(+632) 8480308
E-mail	:	deguzman@delmonte-phil.com

PROCESSED
APR 10 2002
THOMSON FINANCIAL

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to us by mail.

Thank you.

Yours sincerely,

REGINA SIMONA B. DE GUZMAN
Assistant Secretary

cc: Ms. Anita Sung
Senior Account Administrator
The Bank of New York
620 Avenue of the Americas
Floor 6, New York, NY 10111

dlw 4/5

DEL MONTE PACIFIC LIMITED

SGX ANNOUNCEMENTS

MASNET NO.	*ANNOUNCEMENT NO.*	*DATE*	*PARTICULARS*
26	27	21.02.2002	Shareholders Approval of Del Monte Pacific Executive Stock Option Plan 1999
36	39	22.02.2002	Full Year Financial Statement and Dividend Announcement
39	42	22.02.2002	Press Release - Del Monte Pacific Second Half Profits Up but FY 2001 Results Down 15%
42	45	22.02.2002	FY 2001 Results Presentation to Analysts and the Press on 22 February 2002
26	26	26.02.2002	Notice of BooksClosure

DEL MONTE PACIFIC LIMITED

GENERAL MEETING

The Directors of Del Monte Pacific Limited ("the Company") are pleased to announce that at the General Meeting of the Company held on 21 February 2002, the ordinary resolution relating to the matter set out in the Notice of the meeting was duly passed.

By Order of the Board
DEL MONTE PACIFIC LIMITED

Submitted by Yvonne Choo, Company Secretary on 21/02/2002 to the SGX

DEL MONTE PACIFIC LIMITED

Full Year Financial Statement And Dividend Announcement

Full-year financial statement on consolidated results for the year ended 31 December 2001. These figures have not been audited.

		Group			Company		
		US$'000		%	US$'000		%
		Latest Full Year 31 Dec 2001	Previous Full Year 31 Dec 2000	Change	Latest Full Year 31 Dec 2001	Previous Full Year 31 Dec 2000	Change
1.(a)	Turnover	182,303	200,372	(9)	0	0	0
1.(b)	Investment income	0	0	0	16,500	2,000	725
1.(c)	Other income including interest income	973	2,119	(54)	227	416	(45)
2.(a)	Operating profit before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	38,510	44,430	(13)	13,704	672	1,939
2.(b)(i)	Interest on borrowings	(1,782)	(714)	150	0	0	0
2.(b)(ii)	Depreciation and amortisation	(4,026)	(3,666)	10	0	0	0
2.(b)(iii)	Foreign exchange gain/(loss)	396	280	41	0	0	0
2.(c)	Exceptional items	0	0	0	0	0	0
2.(d)	Operating profit before income tax, minority interests and extraordinary items but after interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	33,098	40,330	(18)	13,704	672	1,939

		Group			Company		
		US$'000		%	US$'000		%
		Latest Full Year 31 Dec 2001	Previous Full Year 31 Dec 2000	Change	Latest Full Year 31 Dec 2001	Previous Full Year 31 Dec 2000	Change
2.(e)	Income derived from associated companies	0	0	0	0	0	0
2.(f)	Less income tax	(3,591)	(5,543)	(35)	0	0	0
2.(g)(i)	Operating profit after tax before deducting minority interests	29,507	34,787	(15)	13,704	672	1,939
2.(g)(ii)	Less minority interests	0	0	0	0	0	0
2.(h)	Operating profit after tax attributable to members of the company	29,507	34,787	(15)	13,704	672	1,939
2.(i)(i)	Extraordinary items	0	0	0	0	0	0
2.(i)(ii)	Less minority interests	0	0	0	0	0	0
2.(i)(iii)	Extraordinary items attributable to members of the company	0	0	0	0	0	0
2.(i)(iv)	Transfer to/from Exchange Reserve	0	0	0	0	0	0
2.(i)(v)	Transfer to Capital Reserve	0	0	0	0	0	0
2.(i)(vi)	Transfer to Reserve Fund	0	0	0	0	0	0
2.(j)	Operating profit after tax and extraordinary items attributable to members of the company	29,507	34,787	(15)	13,704	672	1,939

		Group Figures	
		Latest year	Previous year
3.(a)	Operating profit [2(g)(i) above] as a percentage of turnover [1(a) above]	16.19%	17.36%
3.(b)	Operating profit [2(h) above] as a percentage of issued capital and reserves at end of year	22.84%	25.90%
3.(c)	Earnings per ordinary share for the year based on 2(h) above after deducting any provision for preference dividends:-		
	(i) Based on existing issued share capital	2.73 US cents	3.04 US cents
	(ii) On a fully diluted basis	2.73 US cents	3.04 US cents
3.(d)	Earnings per share based on 2(j) above:-		
	(i) Based on existing issued share capital	2.73 US cents	3.04 US cents
	(ii) On a fully diluted basis	2.73 US cents	3.04 US cents
3.(e)	Net tangible asset backing per ordinary share	11.13 US cents	10.90 US cents

Note:

3.(c) & 3.(d) Earnings per share for the 12-month period ended 31 December 2001, based on existing issued share capital and on a fully diluted basis, are calculated on the basis of weighted average issued shares of 1,080,924,848, after taking into account the monthly changes in the share capital balance resulting from share buyback of 66,247,949 shares as further explained in Note 11.

Earnings per share for the 12-month period ended 31 December 2000, based on existing issued share capital and on a fully diluted basis, are calculated on the basis of weighted average issued shares of 1,142,442,143 after taking into account the issued share capital of 1,142,857,143 for 11 months ended 30 November 2000 and 1,137,877,143 shares for 1 month ended 31 December 2000 resulting from share buyback of 4,980,000 shares.

3.(e) Net tangible asset backing per ordinary share is calculated based on 1,071,629,194 number of shares as at 31 December 2001 and 1,137,877,143 shares as at 31 December 2000.

		Group			Company		
		US$'000		%	US$'000		%
		Latest Full Year 31 Dec 2001	Previous Full Year 31 Dec 2000	Change	Latest Full Year 31 Dec 2001	Previous Full Year 31 Dec 2000	Change
4.(a)	Sales reported for first half year	80,271	99,195	(19)	0	0	0
4.(b)	Operating profit/(loss) [2(g)(i) above] reported for first half year	11,535	19,041	(39)	13,477	(394)	3,521
4.(c)	Sales reported for second half year	102,032	101,177	1	0	0	0

		Group Figures	
		Latest year	Previous year
3.(a)	Operating profit [2(g)(i) above] as a percentage of turnover [1(a) above]	16.19%	17.36%
3.(b)	Operating profit [2(h) above] as a percentage of issued capital and reserves at end of year	22.84%	25.90%
3.(c)	Earnings per ordinary share for the year based on 2(h) above after deducting any provision for preference dividends:-		
	(i) Based on existing issued share capital	2.73 US cents	3.04 US cents
	(ii) On a fully diluted basis	2.73 US cents	3.04 US cents
3.(d)	Earnings per share based on 2(j) above:- (i) Based on existing issued share capital	2.73 US cents	3.04 US cents
	(ii) On a fully diluted basis	2.73 US cents	3.04 US cents
3.(e)	Net tangible asset backing per ordinary share	11.13 US cents	10.90 US cents

Note:

3.(c) & 3.(d) Earnings per share for the 12-month period ended 31 December 2001, based on existing issued share capital and on a fully diluted basis, are calculated on the basis of weighted average issued shares of 1,080,924,848, after taking into account the monthly changes in the share capital balance resulting from share buyback of 66,247,949 shares as further explained in Note 11.

Earnings per share for the 12-month period ended 31 December 2000, based on existing issued share capital and on a fully diluted basis, are calculated on the basis of weighted average issued shares of 1,142,442,143 after taking into account the issued share capital of 1,142,857,143 for 11 months ended 30 November 2000 and 1,137,877,143 shares for 1 month ended 31 December 2000 resulting from share buyback of 4,980,000 shares.

3.(e) Net tangible asset backing per ordinary share is calculated based on 1,071,629,194 number of shares as at 31 December 2001 and 1,137,877,143 shares as at 31 December 2000.

		Group			Company		
		US$'000		%	US$'000		%
		Latest Full Year 31 Dec 2001	Previous Full Year 31 Dec 2000	Change	Latest Full Year 31 Dec 2001	Previous Full Year 31 Dec 2000	Change
4.(a)	Sales reported for first half year	80,271	99,195	(19)	0	0	0
4.(b)	Operating profit/(loss) [2(g)(i) above] reported for first half year	11,535	19,041	(39)	13,477	(394)	3,521
4.(c)	Sales reported for second half year	102,032	101,177	1	0	0	0

4.(d)	Operating profit/(loss) [2(g)(i) above] reported for second half year	17,972	15,746	14	227	1,066	(79)

The Company's operating profit for the first-half of the latest full year (i.e. six months ended 30 June 2001) has been restated to include dividend income of US$14.0 million, which was received from a subsidiary during the said period and thus should be reported as investment income for the same period. This restatement does not have any impact on the results of the Group for the period reported for the first-half.

5.(a) Amount of any adjustment for under or overprovision of tax in respect of prior years

NIL

5.(b) Amount of any pre-acquisition profits

NIL

5.(c) Amount of profits on any sale of investments and/or properties

Item 5c Table

Sale of investments/properties	$Profit/(Loss)
NIL	

5.(d) Any other comments relating to Paragraph 5

NIL

6. Segmental Results

By business segments

Year ended 31 December 2001 (US$'000)	Processed Fruits	Beverages	Tomato & Other Proc. Products	Non-processed Products	Consolidated
Turnover/revenue	89,777	33,993	38,779	19,754	182,303
Segment result	20,865	3,992	6,405	2,248	33,510
Unallocated costs					-
Operating profit	20,865	3,992	6,405	2,248	33,510
Interest income & foreign exchange gain	738	195	370	67	1,370
Profit before interest expense & taxation	21,603	4,187	6,775	2,315	34,880
Interest expense					1,782
Profit before taxation					33,098
Taxation					3,591
Profit attributable to members of the Company					29,507
Segment assets	81,372	41,314	27,501	10,645	160,832
Unallocated assets					24,165
Consolidated total assets					184,997
Segment liabilities	16,376	8,110	14,141	1,540	40,167
Unallocated liabilities					15,656
Consolidated total liabilities					55,823
Capital expenditure & Capitalised Interest	9,132	5,621	60	127	14,940
Depreciation	2,197	1,269	57	200	3,723
Amortisation	120	64	80	39	303

Year ended 31 December 2000 (US$'000)	Processed Fruits	Beverages	Tomato & Other Proc. Products	Non-processed Products	Consolidated
Turnover/revenue	98,673	33,436	38,830	29,433	200,372
Segment result	24,689	3,349	8,317	2,290	38,645
Unallocated costs					-
Operating profit	24,689	3,349	8,317	2,290	38,645
Interest income & foreign exchange gain	1,260	368	627	144	2,399
Profit before interest expense & taxation	25,949	3,717	8,944	2,434	41,044
Interest expense					714
Profit before taxation					40,330
Taxation					5,543
Profit attributable to members of the Company					34,787
Segment assets (Re-stated)	74,881	33,303	29,377	10,791	148,352
Unallocated assets					47,634
Consolidated total assets					195,986
Segment liabilities (Re-stated)	20,072	8,974	14,810	1,266	45,122
Unallocated liabilities					16,570
Consolidated total liabilities					61,692
Capital expenditure & Capitalised Interest	6,433	3,715	550	382	11,080
Depreciation	1,985	1,145	8	224	3,362
Amortisation	150	53	47	54	304

	Turnover US$'000			PBIT* US$'000		
	Latest Full Year 31 Dec 2001	Previous Full Year 31 Dec 2000	% Change	Latest Full Year 31 Dec 2001	Previous Full Year 31 Dec 2000	% Change
Processed Fruits	89,777	98,673	(9)	21,603	25,949	(17)
Beverages	33,993	33,436	2	4,187	3,717	13
Tomato & Other Processed Products	38,779	38,830	(0)	6,775	8,944	(24)
Non-processed Products	19,754	29,433	(33)	2,315	2,434	(5)
Total	182,303	200,372	(9)	34,880	41,044	(15)

* Profit before interest expense & taxation

Processed Fruits

Turnover of processed fruits, which accounts for 49% of the Group's total turnover in year 2001, declined by 9% as compared to 2000, from US$ 98.7 million to US$ 89.8 million, primarily due to a 6% decrease in sales volume and a 5% decline in average prices. In Asia, the 14% peso depreciation had a negative impact on turnover. Average prices for traditional processed fruits in North America and Europe decreased by 3% and 10%, respectively. However, in North America, total net pricing was flat, reflecting the impact of higher-margin, premium processed fruit products in new packaging formats (plastic cups and glass jars), which accounted for 7% of processed fruit sales in North America.

PBIT for processed fruits decreased by 17% from US$ 25.9 million to US$ 21.6 million mainly due to a decrease in pricing and sales volume.

Beverages

Turnover of beverages, which accounted for 19% of the Group's total turnover in 2001, increased by 2% compared to 2000, from US$33.4 million to US$34.0 million. The increase in turnover was driven by a 14% increase in sales volume across all regions and was also aided by the introduction of a new product, premium grade fruit syrup in North America. The sales of pineapple juice and juice drinks in Asia, which accounted for 68% of total beverage turnover, registered a 7% increase in sales volume. However, pricing and currency translation offset much of the effect of the volume increase in turnover. Average sales prices in North America and Europe declined by 9% and 1%, respectively. Average pricing in Asia was down 8% due to the decline in the peso.

PBIT for beverages increased by 13% from US$ 3.7 million to US$ 4.2 million primarily due to increase in turnover and lower A & P expenses.

Tomato & Other Processed Products

Turnover of tomato & other processed products, which accounted for 21% of the Group's total turnover in 2001, remained flat as compared to 2000, at US$38.8 million. While sales volume increased by 15%, it was offset by a 13% decline in average prices due to the weak peso. The increase in sales volume was driven by continued strong sales of products in stand-up pouch (SUP) packaging format, which registered a 54% increase in sales year-on-year.

PBIT for tomato & other processed products decreased by 24% from US$ 8.9 million to US$ 6.8 million due primarily to the unfavorable impact of a weaker peso and increased A&P spending.

Non-processed Products

Turnover of non-processed products, which includes fresh pineapple and cattle operation, accounted for 11% of the Group's total turnover in 2001. Turnover decreased by 33% compared to 2000, from US$29.4 million to US$19.8 million due primarily to a 39% decrease in cattle turnover, caused by lower demand and the weak peso.

PBIT for non-processed products decreased by 5% from US$2.4 million to US$2.3 million mainly due to lower turnover.

The cattle operation is a non-core business used to dispose of pineapple pulp.

By geographical segments

(US$'000)	Turnover		Total assets		Capital expenditure	
	2001	2000	2001	2000	2001	2000
Asia	122,837	135,038	184,998	195,986	14,940	11,080
North America	42,374	43,159	0	0	0	0
Europe	17,092	22,175	0	0	0	0
Total	182,303	200,372	184,998	195,986	14,940	11,080

	Turnover (US$'000)			PBIT* (US$'000)		
	Latest Full Year 31 Dec 2001	Previous Full Year 31 Dec 2000	% Change	Latest Full Year 31 Dec 2001	Previous Full Year 31 Dec 2000	% Change
Asia	122,837	135,038	(9)	25,074	29,284	(14)
North America	42,374	43,159	(2)	8,628	6,841	26
Europe	17,092	22,175	(23)	1,178	4,919	(76)
Total	182,303	200,372	(9)	34,880	41,044	(15)

* Profit before interest expense & taxation

Asia

Turnover decreased by 9% compared to prior year, from US$ 135.0 million to US$ 122.8 million, due primarily to a lower turnover of processed fruits and non-processed products. The decrease in turnover was driven by the impact of the weak peso and lower sales volume of cattle.

PBIT in Asia decreased by 14% from US$ 29.3 million to US$ 25.1 million due primarily to the decline in turnover and the weak peso.

North America

Turnover declined by 2% compared to 2000, from US$ 43.2 million to US$ 42.4 million. This reflected a 7% decrease in the sales volume of traditional processed fruits and a 3% decline in pricing, offset by the positive contribution of new products, tropical fruits in plastic cups and glass jars and premium grade fruit syrup. Tropical fruit products in plastic cups and glass jars accounted for 7% of total processed fruit sales to North America.

Despite a decrease in turnover, PBIT increased by 26% from US$ 6.8 million to US$ 8.6 million, due mainly to lower production costs, coupled with positive impact of the weak peso, and the impact of higher-margin products.

Europe

Turnover decreased by 23% compared to 2000, from US$ 22.2 million to US$ 17.1 million, largely due to a 32% decrease in turnover of processed fruits as result of a 25% decrease in sales volume and a 10% decline in average prices. This was partly offset by a 21% increase in beverage turnover despite flat pricing.

PBIT decreased by 76% from US$ 4.9 million to US$ 1.2 million due to lower turnover of processed fruits.

7.(a) Review of the performance of the company and its principal subsidiaries

Compared to the previous corresponding period, Group turnover decreased from US$200.4 million to US$182.3 million and net profit after tax declined from US$34.8 million to US$29.5 million.

While the Group achieved a 3% growth in sales volume and effectively managed production costs through higher productivity and operational efficiencies, the Group's net profit after tax in 2001 was 15% lower compared to the previous year due to continued soft pricing in North America and Europe, lower volume in Europe, and currency translation in Asia. Average prices declined by 3% in North America and 17% in Europe, while sales volume dropped 7% in Europe. Pricing in Asia was flat overall.

As projected in the Half-Year 2001 announcement, the Group's second-half net profit after tax in 2001 outperformed the first-half. The Group generated net profit after tax in the second-half 2001 of US$18.0 million, above the first-half results of US$11.5 million and exceeded the second-half 2000 results of US$15.7 million. The improved performance in the second-half reflected traditionally stronger second half volume, improved pricing of pineapple solids in Europe and the increased contribution of higher-margin products.

The Group generated net operating cash flow (before capital expenditure) of US$26.0 million. The Group achieved an EBITDA of US$37.9 million with an EBITDA margin of 21%. Net profit margin was 16% while return on equity was 23%.

Capital expenditure increased by 34% from US$11.1 million to US$14.9 million in 2001, funded by internally generated cash flows. The capital expenditures were invested in new operations technology and equipment, which will allow the Group to migrate its product mix towards higher-margin premium products, increase efficiency, lower costs and improve customer service. These included: (1) the installation of a single stream juice system which will produce premium juice and premium grade fruit syrup which can be sold or used internally as a sugar substitute; (2) a new labelling system which will increase labelling capacity by 30% and allow greater flexibility in servicing export customers; (3) a new plastic cup production line; (4) an increase in mixed fruit production capacity; and (5) an improvement in the quality of pineapple crush product.

The Group's balance sheet continued to be healthy with a net cash position of US$17.1 million as at the end of 2001, after the payment of dividends, the share buyback program and substantial investments in capital projects.

7.(b) A statement by the Directors of the Company on whether "any item or event of a material or unusual nature which would have affected materially the results of operations of the Group and Company has occurred between the date to which the report refers and the date on which the report is issued". If none, to include a negative statement.

In the opinion of the Directors, no items, transactions or events of a material or unusual nature have arisen between 31 December 2001 and the date of the announcement which would substantially affect the results of the operations of the Group for the financial year in respect of which this report is made.

8. Commentary on current year prospects

For 2002, we expect challenging economic, business and competitive conditions to persist. However, we believe that these factors can be offset through continued cost containment, growth in value-added, higher-margin products and the firmer pricing we have seen emerging.

Overall, barring any unforeseen circumstances, we expect our net profits in 2002 to improve modestly over 2001.

Moving forward, we will continue to focus on our four-pronged strategy for growth:

1 Adding value by introducing new, higher-margin, value-added products, line extensions, and innovative packaging formats;
2 Improving customer service by introducing new packaging capabilities to meet worldwide requirements with greater flexibility and better time-to-market;
3 Enhancing product quality while reducing material and operating costs; and,
4 Growing existing markets and expanding into new markets by pursuing acquisitions, joint ventures, and/or strategic alliances where it makes sound business and financial sense.

9. Dividend

(a) Present Period

Name of Dividend	First & Final Ordinary
Dividend Type	Cash
Dividend Rate	138 % per ordinary share tax not applicable
Par value of shares	US$0.01
Tax Rate	

(b) Previous Corresponding Period

Name of Dividend	First & Final Ordinary
Dividend Type	Cash
Dividend Rate	125 % per ordinary share tax not applicable
Par value of shares	US$0.01
Tax Rate	

(c) Total Annual Dividend

	Latest Year (US$'000)	Previous Year (US$'000)
Ordinary	14,788,483	13,907,252
Preference	0	0
Total:	14,788,483	13,907,252

(d) Date payable

18 April 2002

(e) Books closing date

3 April 2002

(f) Any other comments relating to Paragraph 9

Latest year dividend amount was based on outstanding issued shares of 1,071,629,194 as of the date prior to this announcement.

For dividends declared, the Company is not subject to tax under the laws and regulations of the Birtish Virgin Islands.

However, recipients of the dividends may be subject to tax under the tax laws and regulations of the recipient's respective tax residence.

10. Balance sheet

	Group US$'000		Company US$'000	
	Latest Full Year 31 Dec 2001	Previous Full Year 31 Dec 2000	Latest Full Year 31 Dec 2001	Previous Full Year 31 Dec 2000
Share Capital	10,716	11,379	10,716	11,379
Share Premium	65,815	82,990	65,954	83,129
Translation Reserves	(61,953)	(59,071)	0	0
Revenue Reserves	114,596	98,996	493	696
Shareholders' Equity	129,174	134,294	77,163	95,204
Fixed Assets	43,824	33,811	0	0
Investments in Subsidiaries	0	0	10,149	10,149
Intangibles	9,922	10,224	0	0
Other Assets	3,358	2,860	0	0
Current Assets				
Inventories	43,720	39,804	0	0
Deferred growing crops	30,563	28,296	0	0
Trade debtors	15,216	12,937	0	0
Other debtors, deposits & prepayments	7,547	9,776	178	903
Due from a subsidiary (non-trade)	0	0	80,208	80,934
Due from affiliated company (non-trade)	6,227	10,188	0	0
Due from shareholders (non-trade)	456	456	456	456
Dividend receivable from a subsidiary	0	0	2,500	2,000
Short term deposits	23,043	45,991	0	6,854
Cash & bank balances	1,122	1,643	5	227
	127,894	149,091	83,347	91,374
Current Liabilities				
Trade creditors	(8,136)	(8,817)	0	0
Other creditors & accruals	(24,971)	(27,863)	(840)	(625)
Due to subsidiaries (non-trade)	0	0	(15,493)	(5,694)
Due to affiliated companies (trade)	(1)	(1,616)	0	0
Due to affiliated companies (non-trade)	0	(28)	0	0
Short term borrowings (unsecured)	(7,072)	(7,798)	0	0
Provision for taxation	(726)	(1,734)	0	0
	(40,906)	(47,856)	(16,333)	(6,319)
Net Current Assets	86,988	101,235	67,014	85,055
Less :				
Non-current Liabilities				
Due to an affiliated company (non-trade)	(7,060)	(6,798)	0	0
Deferred taxation	(7,858)	(7,038)	0	0
Net Assets	129,174	134,294	77,163	95,204

11. Details of any changes in the company's issued share capital

During the year, the Company bought back 66,247,949 ordinary shares or 6 per cent of the issued share capital of the Company. These shares were cancelled thus reducing the issued and paid-up capital of the Company from $11,378,771, comprising 1,137,877,143 ordinary shares, to $10,716,292, comprising 1,071,629,194 ordinary shares of US$0.01 each. The renewal of the share buyback program was approved by the shareholders on 29 May 2001. The share buyback transactions are summarised as follows:

	Number of Shares	Amount (US$'000)
Ordinary shares issued and fully paid-up share capital - Balance as at 31Dec 2000	1,137,877,143	11,379
Bought back shares for cancellation	66,247,949	663
Ordinary shares issued and fully paid-up share capital - Balance as at 31 Dec 2001	1,071,629,194	10,716

12. Comparative figures of the group's borrowings and debt securities

(a) Amount repayable in one year or less, or on demand

As at 31/12/2001		As at 30/06/2001	
Secured	Unsecured	Secured	Unsecured
US$'000 0	US$'000 7,072	US$'000 0	US$'000 15,375

(b) Amount repayable after one year

As at 31/12/2001		As at 30/06/2001	
Secured	Unsecured	Secured	Unsecured
US$'000 0	US$'000 0	US$'000 0	US$'000 0

(c) Any other comments relating to Paragraph 12

NIL

13. Cash Flow Statement

	For the 12 months ended	
	31 December **2001**	31 December **2000**
	US$'000	US$'000
Cash flows from operating activities:		
Operating profit before working capital changes	35,003	40,007
Increase in working capital requirements	(8,628)	(4,028)
Net cash generated from operating activities	26,375	35,979
Net cash (used in) from investing activities	(14,770)	(10,909)
Net cash (used in) from financing activities	(32,471)	(21,207)
Effect of exchange rate changes on cash and cash equivalents	(2,603)	(12,903)
Net change in cash and cash equivalents	(23,469)	(9,040)
Cash and cash equivalents at beginning of year	47,634	56,674
Cash and cash equivalents at end of period	24,165	47,634

BY ORDER OF THE BOARD

Yvonne Choo
Company Secretary
22/02/2002

MASNET No. 39 OF 22.02.2002
Announcement No. 42

DEL MONTE PACIFIC LIMITED

PRESS RELEASE - Del Monte Pacific Second Half Profits Up but FY2001 Results Down 15%

DEL MONTE PACIFIC LIMITED

contact information
Christina K. Gungoll
Del Monte Pacific Limited
Tel +65-324 6822
invest@delmontepacific.com

Mary Rachel Yee
Golin/Harris International
Tel +65-551 5423 / 235 3121
maryrachel.yee@golinharris.com.sg

Del Monte Pacific Second Half Profits Up but FY2001 Results Down 15%

- **Declared 50% Final Dividend Payout**
  - **1.38 US cents per share (2.51 SG cents)**
  - **Over 6 % yield at current prices**
- **Achieved solid profits of US$29.5m in tough year**
- **2H2001 was up vs 1H2001 and 2H2000**
- **Balance sheet strong with US$17.1m net cash**
- **Valued-added strategy gaining traction**

	FY2001	FY2000
	(Year ended 31 December)	
Turnover	US$ 182.3 million *(S$ 326.3 million)*	US$ 200.4 million *(S$ 344.6 million)*
Net Profits	US$ 29.5 million *(S$ 52.8 million)*	US$ 34.8 million *(S$ 59.8 million)*
Dividend	1.38 US cents *(2.51 SG cents)*	1.25 US cents *(2.21 SG cents)*
EBITDA Margin	21%	21%
NTA Per Share	11.13 US cents *(19.92 SG cents)*	10.90 US cents *(18.75 SG cents)*
Earnings Per Share (EPS)	2.73 US cents *(4.89 SG cents)*	3.04 US cents *(5.23 SG cents)*
Return on Equity	23%	26%

Note: Singapore dollars in parenthesis, except dividend, at conversion rate of 1.79 (FY2001) and 1.72 (FY2000). FY2001 Singapore cents equivalent dividend per share is at current rate of 1.82 and FY2000 is at actual rate of 1.77.

SINGAPORE – 22 February 2002 – Del Monte Pacific Limited today announced that it netted profits of US$29.5 million on a turnover of US$182.3 million for FY2001. Notwithstanding a 3% year-on-year increase in volume, turnover in FY2001 was 9% lower compared to FY2000. The lower turnover was due to lower sales volume in Europe, currency translation in Asia, and weak pricing in North America and Europe.

As projected at the time of the Group's 1H FY2001 results announcement, the second-half of FY2001 outperformed the first six months. During the 2H FY2001, the Group generated net profits after tax of US$18.0 million, which were above US$15.7 million in 2H FY2000 and US$11.5 million in 1H FY2001.

The improved performance in the 2H FY2001 reflected traditionally stronger second-half volume, improved pricing of pineapple solids in Europe and the increased contribution of higher-margin, value-added products such as premium processed fruit in glass jars and plastic cups and premium grade fruit syrup in North America.

For FY2001, the Directors of Del Monte Pacific declared a final dividend of 1.38 US cents per share (2.51 SG cents), yielding a return of more than 6 % based on current prices.

"Despite challenging conditions, we remained profitable and reported a healthy balance sheet. We achieved an EBITDA margin of 21% and ended with a net cash position of US$17.1 million after our share buyback program, dividend payment and substantial capex investments," said Mr. Tony Chew, Chairman of the Board of Del Monte Pacific Limited.

"Given our commitment to providing shareholder value, I am pleased to report that we have declared a dividend payout of 50% of our net profits for the year, above our stated minimum payout policy of 33%. However, with our strong balance sheet, we are fully able to finance capital projects and potential acquisitions," said Mr. Chew.

While net profits for FY2001 declined by 15% compared to the prior year, earnings per share declined 10% on a US dollar basis and 7% on a Singapore dollar basis, reflecting the

impact of fewer shares as a result of the share buyback and weakening of the Singapore dollar.

"In 2001, we pushed forward with our 4-pronged strategy for growth: working to add value to our business through the introduction of new higher-margin products, line extensions and innovative packaging formats; improve customer service; reduce costs while enhancing product quality; and build new markets," remarked Mr. Chew.

In the Philippines, the Group successfully grew market share for several key product categories and grew food service sales volume by 25%, compared to the prior year. It also introduced 24 new products and line extensions.

In North America, higher-margin products, such as tropical fruit in glass jars and plastic cups, and premium grade fruit syrup were introduced. These products accounted for nearly 7% of net sales to North America in FY2001, compared to less than 1% in FY2000.

The Group increased its capital expenditure to US$14.9 million in FY2001, from US$11.1 million in FY2000. Funded by internally generated cash flow, the capex was invested in technologies and equipment to develop and produce higher-margin, value-added products like tropical fruit in glass jars and plastic cups and to streamline production processes and to enhance product quality.

"Del Monte Pacific would like to thank our shareholders, customers, business associates and employees for their continued support. Despite difficult conditions, we will continue to work to deliver value to our shareholders, our customers and our employees," Mr. Chew said.

Outlook for FY2002

For FY2002, we expect challenging economic, business and competitive conditions to persist. However, we believe that these factors can be offset through continued cost containment, growth in value-added, higher-margin products and the firmer pricing we have seen emerging.

Overall, barring any unforeseen circumstances, we expect our net profits in FY2002 to improve modestly over FY2001.

Moving forward, we will continue to focus on our four-pronged strategy for growth:

1. Adding value by introducing new, higher-margin, value-added products, line extensions, and innovative packaging formats;
2. Improving customer service by introducing new packaging capabilities to meet worldwide requirements with greater flexibility and better time-to-market;
3. Enhancing product quality while reducing material and operating costs; and,
4. Growing existing markets and expanding into new markets by pursuing acquisitions, joint ventures, and/or strategic alliances where it makes sound business and financial sense.

FY2001 Business Highlights

- Introduced tropical fruit in plastic cups and glass jars and premium grade fruit syrup in North America.
- Grew Asia market sales volume by 7.8% compared to the prior year, aided by the introduction of 24 new products and line extensions in the Philippines.
- Increased market share for: juice drinks (51.9% to 62.1%), tomato sauce (81.8% to 83.0%), pineapple solids (77.8% to 78.4%), spaghetti sauce (53.9% to 61.5%) and premium pasta (20.1% to 23.1%) in the Philippines, compared to FY2000.
- Invested in new packaging lines to increase labeling capacity by 30% and attain greater packaging flexibility to meet global customer requirements.
- Invested in advanced production equipment and new process technology to improve the quality of pineapple concentrate and crushed pineapple, while improving line efficiencies and lowering cost.
- In an effort to increase shareholder value, the Group bought back 66.2 million shares, amounting to US$17.8 million (S$31.5 million) during FY2001.
- Philippine operations celebrated 75 years in the Philippines.

Currency Translation Impact

Year-on-year, the peso fell against the US dollar by about 14%. Although the weak peso

had a negative impact on the Group's turnover in Asia, the currency translation had a slight net positive impact on the net profit results of the Group as a whole.

Del Monte Pacific's FY2001 financial statements are available at *www.sgx.com* and *www.delmontepacific.com*.

About Del Monte Pacific Limited

Del Monte Pacific Limited is one of Asia's leading producers, marketers and exporters of premium quality, branded processed fruit (pineapple solids and mixed fruits), beverages (juices and pineapple concentrate), tomato and other processed food products (tomato sauce, spaghetti sauce, tomato ketchup and pasta) and non-processed products including fresh pineapples.

Del Monte Pacific's key competitive strengths are the ownership of the premium Del Monte brand in the Philippines and the Indian Sub-Continent; its leading market position in the Philippines; and its long-term supply relationships with key strategic partners who hold the Del Monte brand globally. Introduced in 1892, the Del Monte brand is one of the best-known consumer brands around the world.

Del Monte Pacific Limited and its subsidiaries ("Del Monte Pacific" or the "Group") are not affiliates of Del Monte Corporation and its parent, Del Monte Foods Company, or Fresh Del Monte Produce, Inc. and its subsidiaries, or Kikkoman Corporation and its subsidiaries, including Del Monte Asia Pte Ltd.

Submitted by Yvonne Choo, Company Secretary on 22/02/2002 to the SGX

MASNET No. 42 OF 22.02.2002
Announcement No. 45

DEL MONTE PACIFIC LIMITED

FY 2001 RESULTS PRESENTATION TO ANALYSTS AND THE PRESS ON 22 FEBRUARY 2002

FY2001 Presentation.pdf

Submitted by Yvonne Choo, Company Secretary on 22/02/2002 to the SGX

Del Monte Pacific Limited

FY2001 Results Presentation
22 February 2002
Singapore

AGENDA

- Performance Highlights
- Review by Markets & Products
- Key Business Initiatives
- Strategies for Growth
- Outlook for FY2002

3

PERFORMANCE HIGHLIGHTS FOR FY2001

4

FY2001 RESULTS: AT A GLANCE

- Overall sales volume up 3%
- Turnover & net profits lower due to:
  - currency translation in Asia
  - lower sales volume in Europe
  - weak pricing in North America & Europe


250
200
150
100
50
0
US$ million
182.3
200.4
29.5
34.8
FY01 FY00
Turnover
FY01 FY00
Net Profits

5

FY2001 RESULTS: AT A GLANCE

- Net profits higher in second-half of FY2001, versus first-half


20
15
10
5
0
18.0
11.5
US$ million
2H01
1H01
Net Profits

  - Seasonally stronger second-half volume
  - Improved pricing of pineapple solids in Europe
  - Increased contribution of higher-margin products in North America

6

FY2001 RESULTS: AT A GLANCE

- Achieved EBITDA margin of 21%
- Healthy balance sheet
  - Net cash = US$17.1 million
  - NTA per share = 11.13 US cents per share, up 2%
  - ROE = 23%
- Good dividend yield: More than 6%
  - Final dividend of 1.38 US cents (2.51 SG cents) per share
  - Book closure: 3 Apr 2002
  - Payment: 18 Apr 2002

7

FINANCIAL HIGHLIGHTS: PROFIT & LOSS (US dollars)

		FY01	FY00	change
Turnover	(US$m)	182.3	200.4	-9%
Gross margin	(%)	29.9	29.9	-
EBITDA	(US$m)	37.9	42.6	-11%
EBITDA margin	(%)	20.8	21.3	-0.5%
Net profits	(US$m)	29.5	34.8	-15%
- per share	(US cents)	2.73	3.04	-10%

8

FINANCIAL HIGHLIGHTS: PROFIT & LOSS (Singapore dollars)

		FY01	FY00	change
Turnover	(S$m)	326.3	344.6	-5%
Gross margin	(%)	29.9	29.9	-
EBITDA	(S$m)	67.8	73.3	-8%
EBITDA margin	(%)	20.8	21.3	-0.5%
Net profits	(S$m)	52.8	59.8	-12%
- per share	(Sing cents)	4.89	5.23	-7%

9

FINANCIAL HIGHLIGHTS: BALANCE SHEET (US dollars)

(All figures in US$m)	FY01	FY00
Fixed assets	43.8	33.8
Net cash	17.1	39.8
Current assets	127.9	149.1
Current liabilities	40.9	47.9
Net tangible assets (NTA)	119.3	124.1
NTA per share (US cents)	11.13	10.90
Trade receivable turnover (days)	30	23
Current ratio (times)	3.1	3.1

10

FINANCIAL HIGHLIGHTS: BALANCE SHEET (Singapore dollars)

(All figures in S$m)	FY01	FY00
Fixed assets	78.4	58.1
Net cash	30.6	68.5
Current assets	228.9	256.5
Current liabilities	73.2	82.4
Net tangible assets (NTA)	213.5	213.5
NTA per share (Sing cents)	19.92	18.75
Trade receivable turnover (days)	30	23
Current ratio (times)	3.1	3.1

11

FY2001 RESULTS: AT A GLANCE

- Migration to value-added, higher-margin products
  - ➢ represented 7% of net sales to North America
- Grew volume of processed products in Asia by 7.8%
  - ➢ increased market share for key product categories in the Philippines
  - ➢ grew sales volume for food service in the Philippines by 25%
- Improved productivity, reduced costs
  - ➢ Tons per net acre increased by 3%
  - ➢ Pineapple recovery up by 13%
    - ⟹ Costs per ton down by 5%

12

OUR CUSTOMERS & MARKETS

Percentage of total turnover


ASIA
67%
EUROPE
10%
NORTH
AMERICA
23%

- ➢ Del Monte Fresh Produce
- ➢ Del Monte Asia/ Kikkoman
- ➢ Del Monte Foods USA
- ➢ Nabisco Canada
- ➢ Dr. Pepper Seven - Up
- ➢ Cirio Del Monte Foods International

13

FY2001 TURNOVER BY MARKETS



220
200
180
160
140
120
100
80
60
40
20
0
US$ million
182.3
200.4
122.8
135.0
42.4
43.2
17.1
22.2
FY01
FY00
Total
Asia
North America
Europe

14

FY2001 TURNOVER BY PRODUCTS



Mixed Fruits
17%
Juices
13%
Pineapple Solids
32%
Concentrate
6%
Tomato & Others
21%
Non-processed
Products
11%
Processed Fruits
Tomato & Others
Beverages
Non-processed Products

15

FY2001 TURNOVER BY PRODUCTS


US$ million
0
20
40
60
80
100
120
140
160
180
200
220
FY01
FY00
182.3
200.4
89.8
98.7
34.0
33.4
38.8
38.8
19.7
29.5
Total
Processed Fruits
Beverages
Tomato & Others
Non-processed

16

PHILIPPINES – FY2001

- Overall sales volume grew by 10%
- Food service business grew by 25%
- Launched 24 new products & line extensions
- Increased market share for key product categories

17

INCREASED MARKET SHARE IN PHILIPPINES


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
62.1%
51.9%
78.4%
77.8%
83.0%
81.8%
61.5%
53.9%
23.1%
20.1%
FY01
FY00
Juice Drinks
Pineapple Solids
Tomato Sauce
Spaghetti Sauce
Premium Pasta

18

KEY BUSINESS INITIATIVES FOR FY2002

STRATEGIC INITIATIVES - ASIA

THE PHILIPPINES:

- Grow base business
  - Beverages: 202 juice drinks
  - Tomato sauce in stand-up pouch (SUP)
- Further penetrate low-income market
  - Introduce new lower-cost products under Del Monte and Today's labels
- Focus on expanding food service business

STRATEGIC INITIATIVES - ASIA

THE PHILIPPINES *(cont'd)*:

- Leverage Kitchenomics program
- Enhance sales effectiveness
  - new mobile sales office system (April 2002)

ASIA - OUTSIDE THE PHILIPPINES:

- Work with Del Monte Asia to launch new products and line extensions

STRATEGIC INITIATIVES - NORTH AMERICA

- Continue to migrate product mix towards higher-margin, premium products
  - ➢ glass jars and plastic cups
- Develop market for pineapple derivatives
  - ➢ premium grade fruit syrup
- Work with Del Monte Foods to increase market penetration

STRATEGIC INITIATIVES – EUROPE

- Introduce high-margin, high-growth products
  - ➢ fruit in plastic cups
- Migrate concentrate product mix to higher-value, premium concentrate
- Work with Cirio Del Monte Foods International to expand customer base

23

BUILDING NEW MARKETS

- Intensified focus on synergistic acquisitions, joint ventures and/or strategic alliances
- Aggressively explored possible new business targets, but have not yet found the right fit
- Any new business must make strategic, commercial and financial sense

24

STRATEGIES FOR GROWTH

25

CORPORATE VISION

"To be a leading fully integrated
Asian-based international
food and beverage company
that develops and markets
quality branded products
to customers all over the world"

26

4-PRONGED GROWTH STRATEGY

1. Adding Value
   - Continue to migrate product mix towards higher-margin products and introduce new products, line extensions and innovative packaging formats
2. Improving Customer Service
   - Invest in new packaging capabilities to deliver timely and enhanced services to our global customers

27

4-PRONGED GROWTH STRATEGY

3. Enhancing Quality & Reducing Costs
   - Enhance product quality while reducing raw material and operating costs
4. Expanding Markets
   - Grow existing markets and expand into new markets by pursuing acquisitions, joint ventures and/or strategic alliances

28

OUTLOOK FOR FY2002

- Challenging conditions and tough competition expected to continue
- Offset by cost containment, growth in value-added higher-margin products and emerging firmer pricing.

Overall, net profits in FY2002
are expected to improve modestly

Summary

- In a tough year, achieved solid profits
- 2H '01 was up vs 1H '01 and 2H '00
- Strong balance sheet
- Good dividend payout
- Firmer pricing emerging
- Valued-added strategy gaining traction

MASNET No. 26 OF 26.02.2002
Announcement No. 26

DEL MONTE PACIFIC LIMITED

Notice Of Books Closure

NOTICE IS HEREBY GIVEN that the Share Transfer Books and Register of Members of Del Monte Pacific Limited (the "Company") will be closed on 3 April 2002 for the preparation of dividend warrants.

Registrable transfers received by the Company's Share Transfer Agent, Lim Associates (Pte) Ltd at 10 Collyer Quay #19-08 Ocean Building, Singapore 049315 up to 5.00 p.m. on 2 April 2002 will be registered to determine shareholders' entitlements to the said dividend which will be paid on 18 April 2002.

Members whose Securities Accounts with The Central Depository (Pte) Limited are credited with shares at 5.00 p.m. on 2 April 2002 will be entitled to the proposed dividend.

By Order of the Board
DEL MONTE PACIFIC LIMITED

Submitted by Yvonne Choo, Company Secretary on 26/02/2002 to the SGX